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                            August 14, 2020

       Michael Quaid
       Chief Executive Officer
       Boomer Holdings Inc.
       8670 W. Cheyenne Avenue
       Las Vegas, NV 89129

                                                        Re: Boomer Holdings
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 5,
2020
                                                            File No. 333-237087

       Dear Mr. Quaid:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No, 3 to Form S-1

       Notes to Unaudited Condensed Consolidated Financial Statements
       13. Subsequent Events, page 33

   1. We note you disclose there are 139,213,311 common shares outstanding on August 4,
                                                        2020 which is more than
the combination of common shares outstanding of 128,513,739
                                                        at April 30, 2020 and
the 7,743,156 shares disclosed as issued on July 20, 2020. Please reconcile the
difference in these amounts for us and provide disclosure of any other common stock issued
after April 30, 2020.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Quaid
Boomer Holdings Inc.
August 14, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner,
Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at
202-551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Quaid
                                                           Division of
Corporation Finance
Comapany NameBoomer Holdings Inc.
                                                           Office of Energy &
Transportation
August 14, 2020 Page 2
cc:       Peter Campitiello, Esq.
FirstName LastName